SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
Announcement on appointment of accountant dated October 14, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 15, 2004	By:	/s/ Lu Yipin
	Name:	Lu Yipin
	Title:	Chairman

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(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

ANNOUNCEMENT

As at the date of this announcement, the Company has not employed a qualified accountant with the qualifications specified in Rule 3.24 of the Listing Rules, as the Company believes that it is in the interest of the Company and its shareholders to take more time to ensure that the right person is appointed. The Company will continue to make every effort to ensure that a suitable candidate is appointed as qualified accountant as soon as possible.

Pursuant to Rule 3.24 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Listing Decision (LD38-1) issued by The Stock Exchange of Hong Kong Limited in July 2004, Sinopec Shanghai Petrochemical Company Limited (the “Company”) was required to have appointed a qualified accountant with the qualifications specified in the said Rule 3.24 on or before 30 September 2004.

As at the date of this announcement, the Company has not employed a qualified accountant, as the Company believes that it is in the interest of the Company and its shareholders to take more time to ensure that the right person is appointed. The Company will continue to make every effort to ensure that a suitable candidate is appointed as qualified accountant as soon as possible.

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Xingyu, Wang Yongshou, and Chen Xinyuan.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 14 October 2004

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